SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                        SCHEDULE 13D
                     (Amendment No. 1)

         Under the Securities Exchange Act of 1934



            Kinder Morgan Energy Partners, L.P.
          (formerly Enron Liquids Pipeline, L.P.)
                      (Name of Issuer)
                        Common Units
              (Title of Class of Securities)

                        494550-10-6
                      (CUSIP Number)

     George E. Rider, Esq., Morrison & Hecker L.L.P.,
2600 Grand Avenue, Kansas City, Missouri 64108  (816) 691-2600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                     February 14, 1997
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



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===============================================================
CUSIP No. 494550-10-6
---------------------------------------------------------------
      1        Name of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above
               Persons

               Kinder Morgan, Inc. (formerly, KC Liquids
               Holding Corporation), a Delaware corporation
---------------------------------------------------------------
      2 Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)     N/A
---------------------------------------------------------------
      3        SEC Use Only


---------------------------------------------------------------
      4        Source of Funds (See Instructions)

               00*
---------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)

---------------------------------------------------------------
      6        Citizenship or Place of Organization

               State of Delaware, United States
---------------------------------------------------------------
                   7     Sole Voting Power
    Number               431,000 Common Units**
      of      -------------------------------------------------
    Shares         8     Shared Voting Power
 Beneficially            0
    Owned     -------------------------------------------------
      By           9     Sole Dispositive Power
     Each                431,000 Common Units**
   Reporting  -------------------------------------------------
     Person       10     Shared Dispositive Power
     With                0
---------------------------------------------------------------
      11       Aggregate Amount Beneficially Owned by Each
               Reporting Person
               431,000 Common Units**
---------------------------------------------------------------
      12       Check if the Aggregate Amount in Row (11)
               Excludes Certain Shares (See Instructions)
---------------------------------------------------------------
      13       Percent of Class Represented by Amount in Row (11)

               6.6%
---------------------------------------------------------------
               Type of Reporting Person (See Instructions)

               CO
===============================================================
     *See Item 3.
     **See Item 5.

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     Item 1:  Security and Issuer.

     This Statement relates to 431,000 Common Units of Limited Partnership Interest (the "Common Units") of Kinder Morgan Energy Partners, L.P. (formerly Enron Liquids Pipeline, L.P.), a Delaware limited partnership (the "Issuer"), whose principal executive office is located at 1301 McKinney, Suite 3450, Houston, Texas 77010. This Statement is Amendment No. 1 to Schedule 13D filed on January 24, 1997.

     Item 2:  Identity and Background.

     This Statement is filed by Kinder Morgan, Inc. (formerly KC Liquids Holding Corporation), a Delaware corporation ("KMI"). This Statement is the First Amendment to Schedule 13D filed by KC Liquids Holding Corporation, Richard D. Kinder and William V. Morgan on January 24, 1997 (the "Prior Statement"). The Prior Statement was filed in anticipation of the purchase by KMI of all of the issued and outstanding stock of Enron Liquids Pipeline Company, a Delaware corporation and the general partner of the Issuer (the "Transaction"), pursuant to a Purchase and Sale Agreement dated as of January 8, 1997 (the "Purchase and Sale Agreement"). At the time the Prior Statement was filed, Enron Liquids Pipeline Company owned 860,000 Common Units (approximately 12.9% of the total outstanding Common Units). Prior to the closing of the Transaction, (i) Enron Liquids Pipeline Company sold 429,000 Common Units to a third party, and (ii) the parties to the Purchase and Sale Agreement executed an Amended and Restated Purchase and Sale Agreement dated as of February 14, 1997 (the "Restated Purchase and Sale Agreement"). Following the closing of the Transaction, the name of Enron Liquids Pipeline Company was changed to Kinder Morgan G.P., Inc. ("KMGP") and the name of the Issuer was changed to Kinder Morgan Energy Partners, L.P. This Statement is filed to reflect the consummation of the Transaction, pursuant to which KMI purchased all of the issued and outstanding capital stock of KMGP, and thereby became the indirect beneficial owner of 431,000 Common Units (approximately 6.6% of the total outstanding Common Units). The Transaction closed on February 14, 1997. At or about the same time as the filing of this Statement, KMGP will file an amendment to its Schedule 13D to reflect the sale of 429,000 Common Units.

     Following the completion of the Transaction, KMI owns 100% of KMGP, which is the sole general partner of the Issuer, and KMGP owns 431,000 Common Units. Mr. Kinder owns approximately 49.99% of the voting common stock of KMI and approximately 50% of the total capital stock of KMI. Morgan Associates, Inc., a Kansas corporation, the capital stock of which is owned by Mr. Morgan, owns approximately 48.01% of the voting common stock of KMI and approximately 25.01% of the total capital stock of KMI. A third party owns approximately 2% of the voting common stock of KMI and 24.99% of the total capital stock of KMI.

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     Neither KMI nor any of the  stockholders of KMI  individually has the power to vote or direct the vote of, or dispose or direct the disposition of, the Common Units owned by KMGP, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by KMI. There exists no contract, arrangement or device which has the purpose or effect of requiring the stockholders of KMI to act together with respect to any of such actions. As the sole stockholder of KMGP, KMI has the power to elect the Board of Directors of KMGP, however, all decisions regarding the Common Units owned by KMGP are within the exclusive authority of the Board of Directors of KMGP.

     KMI maintains its principal executive office at 1301 McKinney, Suite 3450, Houston, Texas 77010. Schedule I attached hereto sets forth information with respect to each director and executive officer of KMI.

     None of KMI, or, to the best of the undersigned's knowledge, any person listed on Schedule I hereto, has been (a) convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), or (b) subject to a civil decree, final order or judgment of a court or administrative body enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Item 3:  Source and Amount of Funds or Other
Consideration.

     In order to finance the acquisition of KMGP, KMI borrowed $15 million from First Union National Bank of North Carolina ("First Union"). The loan is due August 31, 1999 and bears interest, at the option of KMI, at either First Union's Base Rate plus .5% per annum or LIBOR plus 2.5% per annum. In addition, KMI obtained a $10.8 million letter of credit from First Union to support Enron Corp.'s remaining obligations with respect to the minimum quarterly distribution payable to the holders of the Issuer's Common Units. The "Support Period", during which Enron Corp. committed that certain minimum quarterly distributions would be made to holders of the Issuer's Common Units, will expire on September 30, 1997; and the letter of credit from First Union which supports such commitment will terminate shortly thereafter. The borrowings by KMI from First Union are secured by a pledge of all of the stock of KMGP. In addition, KMGP pledged all of the Common Units owned by it as additional collateral for the loans. The Credit Agreement requires First Union's consent for, among other things, (i) the merger or consolidation of the Issuer with any other person,
(ii) the sale, lease or other disposition of all or substantially all of the Issuer's property or assets to any other person or (iii) the issuance of any additional Common Units.

     Item 4:  Purpose of Transaction.

                             4

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     KMI acquired all issued and outstanding  capital stock of KMGP, which owned
431,000 Common Units of the Issuer at the time the Transaction closed. KMI intends to review on a continuing basis its indirect investments in the Issuer and the Issuer's business and prospects. KMI currently is not considering the direct acquisition of any Common Units. Whether KMI purchases, directly or indirectly, additional Common Units will depend upon its evaluation of pertinent factors, including without limitation, the availability of Common Units for purchase at particular price levels, the business and prospects of the Issuer and of KMI, regulatory and other requirements of KMI.

     Immediately following the Transaction, KMI elected the following persons as directors of KMGP: Richard D. Kinder, William V. Morgan, Thomas B. King, Alan L. Atterbury and Edward O. Gaylord. Mr. Atterbury and Mr. Gaylord are outside directors and constitute the Conflicts and Audit Committee of KMGP (on behalf of the Issuer).

     The above named directors of KMGP elected the following persons as officers of KMGP: Richard D. Kinder as Chairman and Chief Executive Officer; William V. Morgan as Vice Chairman; Thomas B. King as President; Thomas P. Tosoni as Vice President, Chief Financial Officer and Assistant Secretary; Michael C. Morgan as Vice President-Corporate Development; David G. Dehaemers, Jr. as Secretary and Treasurer; and Roger C. Mosby as Vice President.

     Except as described above, KMI does not have a present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D.

     Item 5:  Interest in Securities of the Issuer.

     (a) The aggregate number and percentage of the Common Units deemed to be beneficially owned by KMI is described on the cover page.

     (b) The aggregate number and percentage of the Common Units over which KMI has sole voting power, shared voting power, sole dispositive power, and shared dispositive power is described on the cover page, subject to the limitations described herein and below.

     (c) KMI has not participated in any transaction in the Common Units in the past sixty days, except as described herein.

     Neither KMI nor any of the stockholders of KMI individually has the power to vote or direct the vote of, or dispose or direct the disposition of, the Common Units owned by KMGP, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by KMI. There exists no contract, arrangement

                             5

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or device which has the purpose or effect of requiring the  stockholders  of KMI to act together with respect to any of such actions. As the sole stockholder of KMGP, KMI has the power to elect the Board of Directors of KMGP, however, all decisions regarding the Common Units owned by KMGP are within the exclusive authority of the Board of Directors of KMGP.

     Item 6:  Contracts, Arrangements, Understandings or
              Relationships with Respect to Securities of the Issuer.

     Following the Transaction, KMI does not have any contract, arrangement, understanding or relationship with any other person or entity regarding the Common Units deemed to be beneficially owned by KMI. In connection with the Transaction, as described in Item 3 above, the Common Units held by KMGP have been pledged as additional security for KMI's obligations under Credit Agreement.

     Item 7:  Material to be Filed as Exhibits.

     The documents attached to the Prior Schedule 13D are irrelevant to the Transaction as a result of the terms of the Restated Purchase and Sale Agreement and have been deleted from this Statement. Attached to this Statement as Exhibits are the following: the Amended and Restated Purchase and Sale Agreement between Enron Liquids Holding Corp. and KMI dated as of February 14, 1997, and the Credit Agreement between KMI and First Union dated as of February 14, 1997.



                             6

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                                    SIGNATURE


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  March 5, 1997



                            KINDER MORGAN, INC.


                            By: /s/  William V. Morgan
                                William V. Morgan, President

                          Exhibit Index To Schedule 13D
                          Filed By Kinder Morgan, Inc.




1. Amended and Restated Purchase and Sale Agreement between Enron Liquids Holding Corp. and KMI dated as of February 14, 1997.


2. Credit Agreement among Kinder Morgan, Inc. and various lenders thereto dated as of February 14, 1997.













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                                   Schedule I


                            Directors and Officers of
                               Kinder Morgan, Inc.


Name and Business Address  Citizenship   Position

Richard D. Kinder             USA        Director and
1301 McKinney                            Chairman
Suite 3450
Houston, Texas 77010

William V. Morgan             USA        Director and
1301 McKinney                            President
Suite 3450
Houston, Texas 77010

David G. Dehaemers, Jr.       USA        Secretary and
1301 McKinney                            Treasurer
Suite 3450
Houston, Texas 77010










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